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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       Horizon Organic Holding Corporation
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                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)

                                  44043T 10 3
                   ------------------------------------------
                                 (CUSIP Number)

                                  Tracy L. Noll
                             Suiza Foods Corporation
                           3811 Turtle Creek Boulevard
                                   Suite 1300
                               Dallas, Texas 75219
                                 (214) 528-0939
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 8, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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CUSIP NO. 44043T 10 3                                      PAGE 2 OF 9 PAGES
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1      NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)

                Suiza Foods Corporation
                75-2559681

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                      (a) [ ]
                                                                      (b) [X]


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3      SEC USE ONLY



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4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                BK

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 [ ]


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6      CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware


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                     7    SOLE VOTING POWER
NUMBER OF
 SHARES                       1,100,000
                   -------------------------------------------------------------

BENEFICIALLY         8    SHARED VOTING POWER
 OWNED BY
   EACH                               0
                   -------------------------------------------------------------

REPORTING            9    SOLE DISPOSITIVE POWER
 PERSON
  WITH                        1,100,000
                   -------------------------------------------------------------

                    10    SHARED DISPOSITIVE POWER

                                      0
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,100,000

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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                   [ ]


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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                Approximately 11.45%

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14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                CO
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CUSIP NO. 44043T 10 3                  13D                       PAGE 3 OF 9

   ITEM 1.        SECURITY AND ISSUER

         Common Stock, $0.001 par value (the "Common Stock")

         Horizon Organic Holding Corporation ("Horizon")
         6311 Horizon Lane
         Longmont, Colorado  80503

   ITEM 2.        IDENTITY AND BACKGROUND

                  Suiza Foods Corporation, a Delaware corporation ("Suiza"), has its principal business and executive offices at 3811 Turtle Creek Boulevard, Suite 1300, Dallas, Texas 75219. Suiza's principal business is the manufacture and distribution of fresh milk and related dairy products and plastics containers. During the last five years, Suiza has not been (a) convicted in a criminal proceeding or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The following information pertains to Suiza's executive officers and directors:

                  (a), (c) The executive officers and directors of Suiza are:

                           (1) Gregg L. Engles, Chairman of the Board and Chief Executive Officer. The principal occupation of Mr. Engles is as an executive officer and director of Suiza.

                           (2) Cletes O. Beshears, Vice Chairman of the Board. The principal occupation of Mr. Beshears is as an executive officer and director of Suiza.

                           (3) Hector M. Nevares, Vice Chairman of the Board. The principal occupation of Mr. Nevares is as an executive officer and director of Suiza and certain of its subsidiaries.

                           (4) G. Irwin Gordon, President and Chief Operating Officer. The principal occupation of Mr. Gordon is as an executive officer of Suiza.
                           (5) William P. Brick, President of Suiza Dairy Group, Executive Vice President and Assistant Secretary. The principal occupation of Mr. Brick is as an executive officer of Suiza.

                           (6) Tracy L. Noll, Executive Vice President,
         Corporate Development Officer and Secretary. The principal occupation of Mr. Noll is as an executive officer of Suiza.


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CUSIP NO. 44043T 10 3                  13D                       PAGE 4 OF 9



                           (7) Barry A. Fromberg, Executive Vice President and Chief Financial Officer. The principal occupation of Mr. Fromberg is as an executive officer of Suiza.

                           (8) William L. Estes, President and Chief Operating Officer of Suiza Plastics Group. The principal occupation of Mr. Estes is as an executive officer of Suiza.

                           (9) J. Michael Lewis, Vice President, Treasurer and Assistant Secretary. The principal occupation of Mr. Lewis is as an executive officer of Suiza.

                           (10) Alan J. Bernon, Director. The principal occupation of Mr. Bernon is as an executive officer of certain of Suiza's subsidiaries.

                           (11) Stephen L. Green, Director. The principal occupation of Mr. Green is as a general partner of Canaan Capital Partners, L.P., 105 Rowayton Avenue, Rowayton, Connecticut 06853.

                           (12) Joseph S. Hardin, Jr., Director. The principal occupation of Mr. Hardin is as an executive officer of Kinko's, Inc., 255 West Stanley Avenue, Ventura, California 93002-8000.

                           (13) Robert L. Kaminski, Director. The principal occupation of Mr. Kaminski is as an executive officer of Robert Kaminski Interests, Inc. and KECC, 3811 Turtle Creek Boulevard, Suite 1300, Dallas, Texas 75219.

                           (14) David F. Miller, Director. The principal occupation of Mr. Miller is as an executive officer of PureIce of the South, 1610 South 8th Street, Fernandina, Florida 33024.

                           (15) John R. Muse, Director. The principal occupation of Mr. Muse is as an executive officer of Hicks, Muse, Tate & Furst Incorporated, 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

                           (16) Delton C. Parks, Director. The principal occupation of Mr. Parks is as an executive officer of certain of Suiza's subsidiaries.

                           (17) P. Eugene Pender, Director. Mr. Pender is retired.

                           (18) Jim L. Turner, Director. The principal occupation of Mr. Turner is as an executive officer of Dr. Pepper Bottling Holdings, Inc. and Dr. Pepper Bottling Company of Texas, 2304 Century Center Boulevard, Irving, Texas 75062.

                  (b) The business address of each of Suiza's executive officers and directors is c/o Suiza Foods Corporation, 3811 Turtle Creek Boulevard, Suite 1300, Dallas, Texas 75219.

                  (d)-(e) During the last five years, no executive officer or director of Suiza has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



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CUSIP NO. 44043T 10 3                  13D                       PAGE 5 OF 9

                  (f) Each of Suiza's executive officers and directors is a citizen of the United States of America.

   ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Suiza acquired 1,100,000 shares of the Common Stock at a price of $11 per share, for a total of $12,100,000. To purchase the shares, Suiza used funds from its existing revolving credit facility with various lenders, including First Union National Bank as administrative agent.

   ITEM 4.        PURPOSE OF TRANSACTION

                  Pursuant to that certain Stock Purchase Agreement, dated as of June 5, 1998 (the "Purchase Agreement"), by and between Horizon and Suiza, Suiza acquired 1,100,000 shares of the Common Stock (the "Suiza Shares") at a price of $11 per share. Suiza acquired the Suiza Shares for investment purposes and intends to review continuously and monitor its investment in Horizon. Assuming favorable market conditions, Suiza may acquire up to 25% of the Common Stock. Under the Stockholder Agreement (as defined below), Suiza may acquire no more than 25% of the Common Stock. Currently, Suiza has no intention to transfer or otherwise dispose of the Suiza Shares.

                  Pursuant to the Purchase Agreement, Horizon and Suiza entered into that certain Stockholder Agreement, dated as of June 5, 1998 (the "Stockholder Agreement"). Under the Stockholder Agreement, Suiza is given the right to designate one member of Horizon's board of directors, so long as Suiza's voting ownership percentage is at least five percent. Suiza intends to designate such director later this month.

                  Except as otherwise set forth in this statement, Suiza has no present plans or proposals that may relate to or would result in any of the following:

                  (a) The acquisition by any person of any additional securities of Horizon, or the disposition of securities of Horizon;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Horizon or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of Horizon or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of Horizon, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on Horizon's board;


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CUSIP NO. 44043T 10 3                  13D                       PAGE 6 OF 9

                  (e) Any material change in the present capitalization or dividend policy of Horizon;

                  (f) Any other material change in Horizon's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

                  (g) Changes in Horizon's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Horizon by any person;

                  (h) Causing a class of securities of Horizon to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of Horizon becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Act; or

                  (j) Any action similar to any of those enumerated above.

  ITEM 5.         INTEREST IN THE SECURITIES OF THE ISSUER

         (a) Suiza beneficially owns 1,100,000 shares, or approximately 11.45%, of the Common Stock. None of the other persons named in Item 2 owns any shares of the Common Stock.

         (b) For Suiza, see Items 7-10 on the cover page. None of the other persons named in Item 2 owns any shares of the Common Stock.

         (c) For Suiza, see Item 4. None of the other persons named in Item 2 owns any shares of the Common Stock.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

         (e)      Not applicable.



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CUSIP NO. 44043T 10 3                  13D                       PAGE 7 OF 9

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Under the Stockholder Agreement, so long as Suiza's fully diluted ownership percentage in Horizon is at least five percent, Suiza will have certain preemptive rights to maintain its ownership percentage in Horizon. However, the Stockholder Agreement provides that Suiza's voting ownership percentage in Horizon shall not exceed 25%. Suiza is required, so long as its fully diluted ownership percentage is at least five percent, to attend all duly held stockholders meetings and to vote its shares, subject to certain limitations, (a) for management's nominees to the Horizon board of directors, (b) to approve amendments to Horizon's equity incentive plans that increase the number of shares reserved for issuance and (c) to approve amendments to Horizon's certificate of incorporation that increase the authorized capital stock. The Stockholder Agreement prohibits Suiza from soliciting proxies with respect to any of Horizon's voting securities or from becoming a participant in an election contest with respect to Horizon. In addition, there are certain restrictions on Suiza's transfer of Horizon stock. However, Suiza is granted various rights under the Stockholder Agreement, including a right of first negotiation or drag-along rights if the Horizon board of directors determines to sell Horizon, registration rights and a right of first refusal if one of certain Suiza competitors offers to purchase stock from Horizon.

                  Pursuant to the Purchase Agreement, Suiza entered into an agreement (the "Lock-Up Agreement") with Hambrecht & Quist LLC, Piper Jaffray Inc. and Hanifen, Imhoff Inc., as representatives of the several underwriters representing Horizon in its initial public offering. Under the Lock-Up Agreement, Suiza agreed that it will not, directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire Common Stock, without the prior written consent of Hambrecht & Quist LLC acting alone or of each of the representatives of the underwriters acting jointly, for a period of 180 days from the effective date of the Registration Statement (as defined below).

                  Also pursuant to the Purchase Agreement, Suiza entered into a Major Stockholder Agreement (the "Major Stockholder Agreement") with certain other Horizon investors named in the Major Stockholder Agreement (the "Major Stockholders"), which contains provisions relating to the Common Stock. Pursuant to the Major Stockholder Agreement, each of the Major Stockholders granted to Suiza a right of first negotiation to acquire any shares of Common Stock held by such Major Stockholder as of the date of the Major Stockholder Agreement, or acquired upon exercise of options or warrants outstanding as of such date, and that such Major Stockholders intends to sell in private resale. Furthermore, as long




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CUSIP NO. 44043T 10 3                  13D                          PAGE 8 OF 9

         as Suiza is entitled to have a representative on the Horizon board of directors, each Major Stockholder must take such action as may be necessary so that all of the Major Stockholder's shares of Common Stock are voted for Suiza's designee representative on the Horizon board of directors at such time as such representative is being considered for election. Finally, the Major Stockholder Agreement provides Suiza with a right of first refusal if one of certain Suiza competitors offers to purchase a Major Stockholder's shares of Common Stock.

  ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

                  The Purchase Agreement and the Stockholder Agreement are incorporated herein by reference from Horizon's Registration Statement on Form S-1 (file number 333-51465) (the "Registration Statement"). Drafts of the Lock-Up Agreement and the Major Stockholder Agreement, which were each exhibits to the Purchase Agreement, are incorporated herein by reference from the Registration Statement.


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CUSIP NO. 44043T 10 3                  13D                       PAGE 9 OF 9


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         SUIZA FOODS CORPORATION


Dated: July 20, 1998                     By: /s/ TRACY L. NOLL
                                            -----------------------------------
                                         Name:    Tracy L. Noll
                                         Title:   Executive Vice President,
                                                  Corporate Development Officer
                                                  and Secretary

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).